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DIRECT DIAL (617) 573-4859 DIRECT FAX (617) 305-4859 EMAIL ADDRESS Margaret.Cohen@Skadden.com

May 1, 2013

VIA EDGAR AND BY FACSIMILE ((202) 772-9203)

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0308

Attention: David L. Orlic, Special Counsel

RE:	CommonWealth REIT
Definitive Additional Solicitation Materials on Schedule 14A
Filed April 29, 2013
File No. 001-09317

Dear Mr. Orlic:

On behalf of CommonWealth REIT (the “Company”), please find below the response of the Company to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter dated April 29, 2013, in connection with the above-captioned definitive additional solicitation materials of the Company.

Your numbered comment with respect to the Consent Revocation Statement, as set forth in your letter dated April 29, 2013, has been reproduced below in italicized text.  The Company’s response thereto is set forth immediately following the reproduced comment to which it relates.

General

1.             We note the following statements in your letter to security holders:

•                  “Do not be fooled by Corvex/Related’s efforts to pretend they are acting on behalf of all shareholders — they are attempting a hostile takeover of CommonWealth and are offering you nothing in exchange for the control they seek”

•                  “The unscrupulous tactics being employed by Corvex/Related are consistent with their prior efforts to mislead CommonWealth shareholders”

United States Securities and Exchange Commission

May 1, 2013

Please avoid issuing statements in your soliciting materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. In the case of the quoted statements, clear evidence of intent to deceive security holders and/or to operate the company exclusively for the proponents’ own benefit would form part of any such factual foundation. Please also be advised that each statement or assertion of opinion or belief must be clearly characterized as such.

Company Response:  The Company notes the Staff’s comment and plans to be mindful of such comments in future soliciting materials.

If you have any questions regarding the Company’s response to the comment of the Staff, or require additional information, please contact the undersigned at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

cc:	Michele Anderson
Securities and Exchange Commission

Michael E. McTiernan
Securities and Exchange Commission

Adam D. Portnoy
CommonWealth REIT

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP